

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

December 22, 2015

Via E-mail
Lawrence J. Taff
Chief Executive Officer
Pacific Office Properties Trust, Inc.
841 Bishop Street, Suite 1700
Honolulu, Hawaii 96813

> **Re:** **Pacific Office Properties Trust, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 13, 2015**
> **File No. 001-09900**

Dear Mr. Taff:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Item 2. Properties

1. We note from your lease expiration table on page 25 that you have a material amount of leases expiring in each of the next six years. In future Exchange Act periodic reports, please discuss the relationship of market rents and expiring rents. In addition, please compare new rents on second generation leases and renewed leases to prior rent as adjusted for free rent periods.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

2. In future Exchange Act periodic reports, please discuss in greater detail your leasing results for the prior period. This disclosure would typically include the amount of vacant space at the beginning of the year and vacant space at end of year with information in regards to new space that came vacant during the period and all space that was filled

during the period, including new leases and renewed leases. Please also disclose your leasing costs, including tenant improvement costs and leasing commissions, for both renewals and new leases on a per square foot basis.

3.   In future Exchange Act periodic reports, to the extent material, please discuss period to period changes in same store performance. Your disclosure should address the relative impact of occupancy and rent rate changes, and also discuss how you determined the same store pool.

4.   In future Exchange Act reports, please disclose the amount of share redemption requests received during the period.

Results of Operations

5.   We note your disclosure on page 34 that your office properties are typically leased to tenants with good credit. In future Exchange Act periodic reports please expand your disclosure to describe how you monitor tenant credit quality.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Robert Telewicz, Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Jeremy Heckman, Esq. (*via E-mail*)